Mail Stop 3561

July 10, 2007

Mr. Terence Ho, Director
Sunburst Acquisitions V, Inc.
P.O. Box No. 3831
General Post Office
Hong Kong

> **Re:** **Sunburst Acquisitions V, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed June 4, 2007 and Amended July 10, 2007**
> **File No. 000-24483**

Dear Mr. Ho:

We have reviewed your amended filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have not provided the written acknowledgement requested at the end of our previous comment letter dated June 6, 2007. Please submit the requested language as correspondence on EDGAR so that we may complete our review of your filing. For your convenience, we have recited the requested statement as follows:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call me at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant